Wefunder Revenue Share Calculator -- Inputs and Outputs

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WEFUNDER

Note: future projections are not guaranteed.

Please enter inputs in the orange cells

Company name	World Vlog Challenge LLC
Total target loan amount	$120,000
Multiple for investors	1.50 [1]
% of revenues	50% [2]
Early Bird terms?	Yes [3]
Early Bird loan amount	$70,000 [4]
Early Bird multiple for investors	1.65 [5]
Year of disbursal	2025
Quarter of disbursal	Q4
Grace period quarters	1
Quarter repaid	Q1, 2026
Years to repay	0.50
Total "Interest"	59%
"Interest" per year	118%
Non Early Bird loan amount	$50,000
Non Early Bird repayment amount	$75,000
Early Bird loan amount	$70,000
Early Bird repayment amount	$115,500
Wefunder Fees loan amount	$0
Wefunder Fees repayment amount	$0
Total loan amount	$120,000
Total repayment amount	$190,500

Quarter	Year	Revenue	*Total* Loan repayments	*Total* Cumulative repayments	*Total* Outstanding loan amount
Q4, 2025	2025	$500,000	$0	$0	$190,500
Q1, 2026	2026	$505,000	$190,500	$190,500	$0

Year	Revenue	*Total* Loan repayments	*Total* Cumulative repayments	*Total* Outstanding loan amount
2025	$500,000	$0	$0	$190,500
2026	$2,050,503	$190,500	$190,500	$0